601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

January 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Faller and Joshua Shainess

Re:	BigBear.ai Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 27, 2021

File No. 333-261887

On behalf of our client, BigBear.ai Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated January 6, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1/A (File No. 333-261887) filed by the Company on December 27, 2021 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-1/A (the “Amended S-1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-1.

Austin    Bay    Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     Paris    Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

January 18, 2022

Form S-1/A

General

1.

In item (b) on the prospectus cover page, you state that you are registering for resale up to 124,931,453 shares of common stock, which consists of 124,564,920 shares of common stock, 12,326,472 shares of common stock issuable upon the exercise of warrants, and 366,533 warrants by the selling security holders named in your prospectus. However, in the calculation of the registration fee and on page 14 of the prospectus, you note the selling stockholders are registering up to 124,931,453 shares of common stock, which includes 366,533 shares issuable upon exercise of warrants held by the selling stockholders. Please revise or clarify, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page accordingly.

Risk Factors, page 18

2.

We note that your forward purchase agreements with certain investors provide those investors with the right to sell back shares to the company at a fixed price three months after the closing date of the Business Combination. Please revise to discuss the risks that these agreements may pose to other holders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 68 and 69 accordingly.

The future sales of shares by existing stockholders may adversely affect the market price of the Company’s Common Stock, page 75

3.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that AE Industrial Partners, a beneficial owner of 83.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 accordingly.

General

4.

Given the nature of your offering, including, among other things, the substantial portion of your shares being registered for resale that are held by a single entity relative to the number of shares outstanding, the short time period your outstanding shares have been held, and your relationships with some of the selling stockholders as disclosed in your prospectus, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering. For guidance, please refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Securities and Exchange Commission

January 18, 2022

Response: The Company acknowledges the Staff’s comment and respectfully submits that the transaction is a secondary offering under Securities Act Rule 415(a)(1)(i).

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI; 612.09”). C&DI; 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;

•	the circumstances under which the selling stockholders have received the shares;

•	the relationship of the selling stockholders to the issuer;

•	the number of shares being sold;

•	whether the selling stockholders are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to 124,931,453 shares of common stock and up to 12,326,472 shares upon exercise of the warrants (the “Warrants”) is not, and should not be considered, a primary offering of the shares and warrants to the public.

A. How Long the Shares Have been Held

The vast majority of the shares owned by AE Industrial Partners (105,000,000 of 113,250,000) (92.7%) were received as merger consideration in exchange for equity of BigBear.ai Holdings, LLC they owned since May 22, 2020. Only a small portion of the shares owned by AE Industrial Partners (8,000,000 of 113,250,000) (7.0%) were purchased in connection with the backstop subscription agreement, dated November 29, 2021 between GigCapital4, Inc. and AE BBAI Aggregator, LP (the “Backstop Subscription Agreement”). The remainder of AE Industrial Partners (250,000 of 113,250,000) (0.2%) were received from GigCapital4, Inc. on December 7, 2021 (the “Closing”).

Securities and Exchange Commission

January 18, 2022

GigAcquisitions4, LLC (the “SPAC Sponsor”) has held its shares and warrants since the closing of the initial public offering of GigCapital4, Inc. in February 2021 (the “SPAC IPO”). Dorothy Hayes and Brad Weightman have each owned their shares since the SPAC IPO.

A small number of shares owned by Oppenheimer & Co. Inc. (“Oppenheimer”), William Blair & Company, L.L.C., BMO Capital Markets Corp. and Nomura Securities International, Inc. (“Nomura”) (1,495,320 of 124,931,453 registered) were issued to advisors in lieu of cash for fees payable for services in connection with the closing or the SPAC IPO. The warrants owned by the SPAC Sponsor, Oppenheimer and Nomura were acquired at the time of the SPAC IPO.

B. The Circumstances Under Which the Selling Stockholders Received the Shares

The vast majority of the shares to be registered pursuant to the Amended S-1 on behalf of the selling stockholders were issued by the Company well before the closing of the Business Combination. As discussed above, AE Industrial Partners purchased its shares to bear the market risk of holding the shares as an investment—and not with a view to distribution. Each of the SPAC Sponsor, Dorothy Hayes and Brad Weightman (collectively, the “Initial Stockholders”) have owned their shares since the SPAC IPO. The SPAC Sponsor, Oppenheimer and Nomura have owned their warrants since the SPAC IPO and the registration of the shares underlying such warrants is required by the warrant agreement, dated February 8, 2021 between the Company (f/k/a GigCapital4, Inc.) and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), entered into in connection with the SPAC IPO. As a result, each of the selling stockholders have borne the risk that the Company would fail or be unable to register and/or monetize the shares.

C. The Relationship of the Selling Stockholders to the Company

As discussed above, only 1,495,320 of 124,931,453 shares registered (1.2%) were issued to advisors in lieu of cash for fees payable for services in connection with the Closing or the SPAC IPO. The remaining shares were issued in connection with the SPAC IPO, as merger consideration in connection with the Closing and in connection with the Backstop Subscription Agreement. The Company does not currently have an underwriting relationship with any of the selling stockholders.

The Registration Statement registering the shares and warrants was filed by the Company as a result of registration requirements in the Warrant Agreement and investor rights agreement, dated December 6, 2021, by and among GigCapital4, Inc. and the holders named thereto (the “Investor Rights Agreement”).

Securities and Exchange Commission

January 18, 2022

D. The Number of Shares Being Registered

The Company acknowledges the large amount of shares of common stock involved, however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI; 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI; 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

Additionally, Securities Act Compliance and Disclosure Interpretation 216.14 (“C&DI; 216.14”), regarding the use of Form S-3 to effect a secondary offering, also provides:

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.

The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer. In these circumstances, a group of selling stockholders’ shares are being registered on a Form S-1, the form for general registrations, not a Form S-3.

Moreover, there is no evidence that a distribution would occur if the Amended S-1 is declared effective. The Company is not aware of any agreements or understandings with any person with respect to the distribution of the shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods. (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Amended S-1. Nor is there any evidence that any of the selling stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for their shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, support the characterization of the offering as secondary in nature.

Securities and Exchange Commission

January 18, 2022

E. Whether the Selling Stockholders are in the Business of Underwriting Securities

While some of the selling stockholders, particularly, Oppenheimer, William Blair, BMO and Nomura, all of whom received their shares in lieu of consideration for services provided in connection with the SPAC IPO and Closing, may be in the business of underwriting securities and some may be registered broker-dealers, the remainder of the selling stockholders are not, to the knowledge of the Company, in the business of underwriting securities or registered broker-dealers and are, to the knowledge of the Company, not U.S. Persons within the meaning of such term under Regulation S under the Securities Act.

F. Whether Under All Circumstances It Appears That the Selling Stockholders are Acting as a Conduit For the Company

The totality of the facts and circumstances surrounding the Offering demonstrates that the selling stockholders are not acting as a conduit in a distribution to the public. Rather, they are each acting for their own account as an investor in arms-length transactions. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•

the vast majority of the shares owned by AE Industrial Partners to be registered pursuant to the Amended S-1 were issued in connection with the bona fide decision of AE Industrial Partners to engage in a long-term investment in the Company;

•	the Initial Stockholders have borne the risk of investment by holding the shares since their issuance in the SPAC IPO;

•	most of the selling stockholders acquired the shares for their fair market value and did not receive any placement fees or commissions from the Company in connection therewith;

•

the Company filed the Registration Statement to comply with the provisions set forth in the various agreements it has with the different groups of selling stockholders, including the Warrant Agreement and Investor Rights Agreement, and will receive no financial benefits from any future sale of the shares; and

•

the amount of shares involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI; 612.12 and C&DI; 216.14.

Based on the foregoing considerations, we believe and respectfully submit that the selling stockholders not acting as a conduit for the sale of shares to the public, that the registration of the shares for resale by the selling stockholders pursuant to the Amended S-1 is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Amended S-1 is declared effective.

Securities and Exchange Commission

January 18, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4794 or by email at tim.cruickshank@kirkland.com.

Sincerely,

/s/ Tim Cruickshank
Tim Cruickshank

VIA E-MAIL

cc:	Joshua Kinley

BigBear.ai Holdings, Inc.